United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated April 12, 2003
2.	Press Release dated April 11, 2003 issued by the Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : April 12, 2003

For ICICI Bank Limited

By:	/s/ Jyotin Mehta

Name:	Jyotin Mehta
Title:	General Manager & Company Secretary

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	April 11, 2003

QUOTE FROM Ms. KALPANA MORPARIA, EXECUTIVE DIRECTOR, ICICI BANK.

This has reference to mischievous and baseless rumours regarding ICICI Bank’s financial position floated in Gujarat today, that have been communicated to other centers as well.

We would like to reassure our depositors and customers that ICICI Bank is one of the premier banks of the country and there has been no adverse change in the financial position of the Bank. The Bank is a completely solvent and profit making organization. The depositors’, bondholders and lenders’ funds are safe with ICICI Bank.

ICICI Bank is the largest private sector bank and the second largest among all banks in the country, with an asset base of about Rs. 100,000 crore. ICICI Bank is the only Indian company to be rated above the country rating by the international rating agency Moody’s and is the first Indian company to be awarded an investment grade international credit rating since 1998, reflecting the underlying positive sentiment about the Bank's fundamentals in the international community. ICICI Bank’s resource raising instruments have received the highest AAA rating (or equivalent) from various leading rating agencies in India. ICICI Bank is also the first Indian company and the second bank from Asia to list on the New York Stock Exchange. ICICI Bank services a customer base of more than 5 million customers through a multi-channel access network. This includes about 450 branches and extension counters, about 1675 ATMs, call centers and Internet banking. ICICI Bank h as recently received RBI approval to set up 65 additional branches across the country. ICICI Bank has also received regulatory approvals for overseas expansion.

We request all our valued customers and stakeholders to desist from paying heed to any rumours.

Kalpana Morparia

Executive Director, ICICI Bank Ltd.